SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 17, 2008

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on
Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of
Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Daimler to start new share buyback program

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; the effects of the subprime crisis which could result in a weaker demand for our products particularly in the U.S. but as well in the European market; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Contact:	Telephone:
Thomas Froehlich	+49 (0) 711-17-41361	Press Information

Date:
June 17, 2008

Daimler to start new share buyback program

•         Goal of further optimizing capital structure

•         10% of outstanding shares to be acquired for a maximum of €6 billion

Stuttgart - For the further optimization of Daimler’s capital structure, the Board of Management of the company decided to carry out a new share buyback program. The Supervisory Board of Daimler AG has approved this decision.

In exercise of the authorization granted by the Annual Meeting of April 9, 2008, the decision of the Board of Management allows for the buyback of 10% or approximately 96.4 million of the outstanding shares for a maximum amount of €6 billion. In order to optimize the buyback, shares may also be acquired with the use of derivatives.

Daimler’s capital structure is to be further optimized with the goal of reducing the use of equity capital, which is more expensive than debt capital. This will avoid investment decisions being limited by excessively high capital costs.

Daimler Communications, 70546 Stuttgart/Germany

The share buyback program will be carried out on the stock exchange, whereby derivatives may also be traded outside the stock exchange.

The Board of Management decision limits the period of the share buyback until the Annual Meeting on April 8, 2009.

The shares acquired will later be cancelled without any reduction in Daimler’s share capital. It will also be possible to use some of the shares to serve stock option plans.

In line with the decision by the Board of Management, the share buyback will be managed by a bank, which will make its decisions on the timing of individual share purchases and the use of derivatives independently and without any influence from Daimler AG.

The company started its first share buyback program at the end of August 2007. By March 28, 2008, 99.8 million shares had been bought back for €6.2 billion.

The technical details of the share buyback program are as follows:

In accordance with the authorization granted by the Annual Meeting, the price paid by Daimler AG for each share (excluding transaction costs) purchased through the stock exchange may not be more than 5% higher or lower than the price determined at the opening of Xetra trading at the Frankfurt am Main Stock Exchange.

With the possible use of derivatives, according to the resolution of the Annual Meeting, the price paid by the company for options may not be substantially higher and the sale price received by the company may not be substantially lower than the theoretical market value of the options calculated using recognized financial mathematical methods, whereby the agreed exercise price is one of the factors to be taken into consideration.

The derivatives used (stock options) may not be applied for the acquisition of more than 5% of the share capital as of April 9, 2008.

The exercise price of the options (excluding transaction costs, but taking into consideration the option bonus received or paid) may not be more than 10% higher or lower than the average closing price in Xetra trading at the Frankfurt am Main Stock Exchange on the last three days of trading before the conclusion of the respective option transaction.

Information on the share buyback program will be disclosed as the buyback proceeds at www.daimler.com/ir.

Further information from Daimler is available on the internet at: www.media.daimler.com

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; the effects of the subprime crisis which could result in a weaker demand for our products particularly in the U.S. but as well in the European market; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

About Daimler

Daimler AG, Stuttgart, with its businesses Mercedes-Benz Cars, Daimler Trucks, Daimler Financial Services, Mercedes-Benz Vans and Daimler Buses, is a globally leading producer of premium passenger cars and the largest manufacturer of commercial vehicles in the world. The Daimler Financial Services division has a broad offering of financial services, including vehicle financing, leasing, insurance and fleet management. Daimler sells its products in nearly all the countries of the world and has production facilities on five continents. The company’s founders, Gottlieb Daimler and Carl Benz, continued to make automotive history following their invention of the automobile in 1886. As an automotive pioneer, Daimler and its employees willingly accept an obligation to act responsibly towards society and the environment and to shape the future of safe and sustainable mobility with groundbreaking technologies and high-quality products. The current brand portfolio includes the world’s most valuable automobile brand, Mercedes-Benz, as well as smart, AMG, Maybach, Freightliner, Sterling, Western Star, Mitsubishi Fuso, Setra, Orion and Thomas Built Buses. The company is listed on the stock exchanges in Frankfurt, New York and Stuttgart (stock exchange abbreviation DAI). In 2007, the Group sold 2.1 million vehicles and employed a workforce of over 270,000 people; revenue totaled €99.4 billion and EBIT amounted to €8.7 billion. Daimler is an automotive Group with a commitment to excellence, and aims to achieve sustainable growth and industry-leading profitability.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: June 17, 2008